
August 18, 2021

Eliot Forster
Chief Executive Officer
F-star Therapeutics, Inc.
Eddeva B920
Babraham Research Campus
Cambridge, CB22 3AT, United Kingdom

> **Re: F-star Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 13, 2021**
> **File No. 333-258783**

Dear Dr. Forster:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences